Exhibit 99.1


FUNDTECH CONTACT:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   FUNDTECH REPORTS THIRD QUARTER 2003 RESULTS

   Key Financial Highlights:
       *Revenue of $12.0 million, 3% sequential growth, 20% growth
          vs. Q3 2002
       *GAAP EPS of 2 cents
       *Adjusted EPS of 6 cents
       *(See Schedule A Attached to this Press Release - Reconciliation to GAAP)

JERSEY CITY, N.J.,-- October 29, 2003,-- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payments, settlement and cash management solutions, announced today its financial results for the third quarter ending September 30, 2003.

Revenues for the third quarter of 2003 were $12.0 million, 3% higher than the second quarter of 2003 and 20% higher than the third quarter of 2002. Compared to the second quarter of 2003, service revenues increased by $400,000 and maintenance revenues increased by $300,000, while license revenues declined by $300,000.

On a GAAP basis, net income for the third quarter of 2003 was $247,000, or $0.02 per share, compared with a net loss of $230,000, or $0.02 per share for the second quarter of 2003 and net loss of approximately $4.8 million or $0.33 per share in the third quarter of 2002.

Excluding amortization of intangibles and amortization of capitalized software costs, the adjusted net profit for the third quarter of 2003 was approximately $900,000, or $0.06 per share, compared to approximately $400,000, or $0.03 per share, in the second quarter of 2003 and a net loss of approximately $2.6 million, or $0.18 per share, in the third quarter of 2002. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP)

"We are continuing to grow and improve our operating results. This quarter we have reached another important milestone, net profit, and we will work hard to continue to grow and improve profitability in the future," said Reuven Ben Menachem, CEO of Fundtech. " While general market conditions have remained unchanged, we are now beginning to capitalize on our investments in our suite of next generation products. Since the beginning of 2003, we are also witnessing momentum in the ASP market in the US. This trend bodes well for Fundtech and if it continues, we expect our recurring revenue base to continue to increase in the years to come."

Additional Third quarter highlights:

o    Closed a CLS system sale to a European bank.

o    Closed 37 new deals and added 5 new bank customers.

o Closed ASP and disaster recovery services transactions, which are expected to generate $2.2 million of revenues over the next 3 to 5 years.

o Closed two new sales for our next generation cash management product, CASHplus.

o Announced the launch of a SwiftNet service bureau for Nordic Region together with BGC.

Q4 2003 Guidance

Fundtech expects revenues in the fourth quarter of 2003 to be in the range of $12.0 to $12.5 million and expects earnings per share before all anticipated amortization expense to be in the range of 6 cents to 8 cents. Including all anticipated amortization expenses, Fundtech expects GAAP earnings per share to be between 2 cents and 4 cents. Amortization expenses are estimated to be 4 cents per share in the fourth quarter of 2003. (This forecast assumes amortization of approximately $629,000 for the quarter.)

About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold hundreds of financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)


                                                      September 30, December 31,
                                                          2003         2002
                                                          ----         ----
ASSETS
------

Current assets:
 Cash & cash equivalents                                $ 18,496     $ 26,571
 Marketable securities - short term                       15,466       15,925
 Trade receivables, net                                   15,038       13,386
 Other accounts receivable, prepaid expenses
   and inventories                                         1,835        1,256
                                                        ---------    ---------
    Total current assets                                  50,835       57,138

 Marketable securities - long term                         9,359           --
 Long term trade receivables, net                          1,029        1,497
 Severance pay fund                                          682          474
 Long term deposits                                          910        1,027
 Property and equipment, net                               6,559        7,265
 Goodwill, net                                            10,523       10,523
 Other assets, net                                         9,570       11,456
                                                        ---------    ---------
     Total assets                                       $ 89,467     $ 89,380
                                                        =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                          $ 1,313      $ 1,221
 Deferred revenues                                         6,052        4,959
 Accrued restructuring expenses                              649        1,523
 Employee and payroll accruals                             1,604        1,496
 Other accounts payable and accrued expenses               3,085        3,309
                                                        ---------    ---------
    Total current liabilities                             12,703       12,508

Accrued severance pay                                        743          527
Accrued restructuring and other expenses                     830        1,179
                                                        ---------    ---------
     Total liabilities                                    14,276       14,214
                                                        ---------    ---------
Shareholders' equity:
 Share capital                                                43           43
 Additional paid-in capital                              140,337      139,851
 Accumulated other comprehensive income (loss)              (455)        (602)
 Accumulated deficit                                     (64,646)     (64,038)
 Treasury stock, at cost                                     (88)         (88)
                                                        ---------    ---------
     Total shareholders' equity                           75,191       75,166
                                                        ---------    ---------
     Total liabilities and shareholders' equity         $ 89,467     $ 89,380
                                                        =========    =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)

                                                                     Three Months Ended              Nine Months Ended
                                                                       September 30,                   September 30,
                                                                     2003         2002               2003         2002
                                                                     ----         ----               ----         ----
Revenues:
 Software license fees                                          $     3,292   $    2,668       $    9,873      $   6,944
 Maintenance                                                          3,811        3,079           10,822          9,075
 Services [a]                                                         4,919        4,168           13,754         12,809
 Hardware sales                                                           7          103              283            386
                                                                ------------  -----------      -----------     ----------
  Total Revenues                                                     12,029       10,018           34,732         29,214
                                                                ------------  -----------      -----------     ----------

Operating expenses:
 Software licenses costs                                                124          132              344            405
 Maintenance and services costs [a]                                   4,487        4,391           13,246         13,117
 Hardware costs                                                           5           82              237            300
 Software development                                                 2,328        3,534            7,274         11,715
 Selling and marketing, net                                           2,458        2,444            7,441          7,422
 General and administrative                                           1,767        1,825            5,093          5,559
 Amortization of capitalized software development costs                 394          394            1,182            788
 Amortization of other intangible assets                                235          231              705            677
 Provision for doubtful accounts                                        100          199              150            448
 Restructuring and related expenses                                      --        1,511               --          1,514
                                                                ------------  -----------      -----------     ----------
  Total operating expenses                                           11,898       14,743           35,672         41,945
                                                                ------------  -----------      -----------     ----------

Operating income (loss)                                                 131       (4,725)            (940)       (12,731)
 Impairment and realized losses
  on available for sale marketable securities                            --         (114)              --           (170)
 Financial income, net                                                  133          127              454            521
 Income taxes                                                           (17)         (47)            (122)          (125)
                                                                ------------  -----------      -----------     ----------
   Net income (loss)                                            $       247   $   (4,759)      $     (608)     $ (12,505)
                                                                ============  ===========      ===========     ==========

Net income (loss) per share:
 Net income (loss) used in computing income per share           $       247   $   (4,759)      $     (608)     $ (12,505)
 Basic income (loss) per share                                  $      0.02   $    (0.33)      $    (0.04)     $   (0.88)
 Diluted income (loss) per share                                $      0.02   $    (0.33)      $    (0.04)     $   (0.88)
Shares used in computing:
 Basic income (loss) per share                                   14,398,777   14,293,935       14,355,146     14,285,242
 Diluted income (loss) per share                                 14,972,275   14,293,935       14,355,146     14,285,242

Adjusted net income (loss) per share:
 Adjusted net income (loss) used in computing income per share  $       876   $   (2,623)      $    1,279      $  (9,526)
 Adjusted net income (loss)  per share                          $      0.06   $    (0.18)      $     0.09      $   (0.67)
Shares used in computing adjusted net income (loss) per share    14,972,275   14,293,935       14,643,442     14,285,242

Reconciliation of net loss to adjusted net income (loss):
 Net income (loss)                                              $       247   $   (4,759)      $     (608)     $ (12,505)
  Restructuring and related expenses                                     --        1,511               --          1,514
  Amortization                                                          629          625            1,887          1,465
                                                                ------------  -----------      -----------     ----------
 Adjusted net income (loss)                                     $       876   $   (2,623)      $    1,279      $  (9,526)
                                                                ============  ===========      ===========     ==========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes costs invoiced to customers of $303 and $329 for the three months and $764 and $1029 for the nine months ended September 30, 2003 and 2002, respectively.

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                                      Nine Months Ended       Three Months Ended
                                                                                        September 30,           September 30,
                                                                                        -------------           -------------
                                                                                    2003            2002            2003
                                                                                    ----            ----            ----
CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                              $    (608)    $   (12,505)      $     247
 Adjustments to reconcile net income to net cash used
  in operating activities:
   Depreciation and amortization                                                    4,138           4,131           1,286
   Impairment and realized losses on available for sale marketable securities          --             171              --
   Capital loss on sales of property and equipment                                     36               9              --
   Provision for doubtful accounts                                                    150             346             100
   (Increase) decrease in trade receivables and long term-trade receivables        (1,308)          2,097              25
   (Increase) in other accounts receivable, prepaid expenses and inventories         (569)           (758)             72
   Increase (decrease) in trade payables                                               88          (1,175)           (102)
   Increase (decrease) in deferred revenues                                         1,015           3,063          (3,093)
   Increase in employee and payroll accruals                                           82             196              76
   (Decrease) increase in other payables and accrued expenses                        (245)             51            (384)
   (Decrease) increase in accrued non-recurring expenses                           (1,223)            325            (181)
   Increase (decrease) in accrued severance pay, net                                    8             (35)              6
   Decrease in accrued interest on marketable securities                              (99)             --            (196)
                                                                               ----------     -----------       ---------
    Net cash provided by (used in) operations                                       1,465          (4,084)         (2,144)
                                                                               ----------     -----------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of held to maturity marketable securities                         430              --             142
 Investment in held to maturity marketable securities, net                         (9,231)             --          (9,260)
 Proceeds from sale of available for sale marketable securities                        --           2,534              --
 Investment in available for sale marketable securities                                --          (5,146)             --
 Purchase of property and equipment                                                (1,514)           (870)           (323)
 Reduction (investment) in long-term lease deposits                                   117             (59)             19
 Proceeds from sale of property and equipment                                           2              32              --
                                                                               ----------     -----------       ---------
    Net cash (used in) investing activities                                       (10,196)         (3,509)         (9,422)
                                                                               ----------     -----------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
  exercise of stock options and warrants, net                                         486             143             360
 Investment in treasury stock, at cost                                                 --             (88)             --
                                                                               ----------     -----------       ---------
    Net cash provided by financing activities                                         486              55             360
                                                                               ----------     -----------       ---------

Effect of exchange rate on cash and cash equivalents                                  170             330              53
                                                                               ----------     -----------       ---------

Decrease in cash and cash equivalents                                              (8,075)         (7,208)        (11,153)
Cash and cash equivalents at the beginning of the period                           26,571          39,923          29,649
                                                                               ----------     -----------       ---------
Cash and cash equivalents at the end of the period                              $  18,496      $   32,715       $  18,496
                                                                               ==========     ===========       ==========

                           Schedule A to Press Release


                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:

                                                       Three Months Ended
                                                         September 30,
                                                   -------------------------
                                                      2003            2002
                                                   ----------      ---------

Reconciliation of net income (loss)
 to adjusted net income (loss):

 Net income (loss)                                 $   247(a)       $ (4,759)(a)
  Restructuring and related expenses                    --             1,511
  Amortization of capitalized software
   development costs                                   394               394
  Amortization of other intangible assets              235               231
                                                   --------         --------
 Adjusted net income (loss)                        $   876          $ (2,623)
                                                   =======          ========

Adjusted net income (loss) per share               $  0.06          $  (0.18)
                                                   =======          ========

Shares used in computing adjusted
 net income (loss) per share                    14,972,275        14,293,935


*(a) Net income for the third quarter of 2003 was approximately $0.02 per share, net loss for the third quarter of 2002 was, $0.33 per share.